SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 1)

                    Under the Securities Exchange Act of 1934

                           MINRAD INTERNATIONAL, INC.
                                (Name of Issuer)

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE.
                         (Title of Class of Securities)

                                    60443P103
                                 (CUSIP Number)


                               KEVIN B. KIMBERLIN
                             C/O SPENCER TRASK & CO.
                         535 MADISON AVENUE, 18TH FLOOR
                               NEW YORK, NY 10022
                               Tel: (212) 355-5565
                                Fax: 212-751-3483

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                DECEMBER 11, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.:  60443P103

1.    NAME OF REPORTING PERSON: Kevin B. Kimberlin

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
      (a)    (b) x

3.    SEC USE ONLY

4.    SOURCE OF FUNDS: AF

5. CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):
        Yes       No X

6.     CITIZENSHIP OR PLACE OF ORGANIZATION: UNITED STATES

7.     SOLE VOTING POWER: 8,480,905 shares

8.     SHARED VOTING POWER: 0 shares

9.     SOLE DISPOSITIVE POWER: 8,480,905 shares

10.    SHARED DISPOSITIVE POWER: 0 shares

11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON: 8,480,905

12.    CHECK BOX IF THE AGGREGATE  AMOUNT IN ROW (11) EXCLUDES  CERTAIN  SHARES:
       Yes      No x

13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 18.59%

14.    TYPE OF REPORTING PERSON: IN

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        The information reported in Items 1, 2, 4, 5, and the first paragraph of
Item 3, hereof amends and restates the information reported in corresponding Items 1, 2, 4, 5, and the first two paragraphs of Item 3 of the Schedule 13D filed by the Reporting Person on September 26, 2005 (the "Schedule 13D"). The information reported in Items 6 and 7 hereof supplements the information reported in Items 6 and 7 of the Schedule 13D. The information reported in Item 3 hereof, other than the first paragraph thereof, supplements the information reported in Item 3 of the Schedule 13D. Among other things, this Schedule 13D/A is being filed to consolidate reporting of the beneficial ownership of the holdings reported herein under a single reporting person.

ITEM 1.   SECURITY AND ISSUER

          This Statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Minrad International, Inc. (the "Company"), a Nevada corporation (formerly Technology Acquisition Corporation, a Nevada corporation), whose principal executive offices are located at 50 Cobham Drive, Orchard Park, NY 14127.

ITEM 2.   IDENTITY AND BACKGROUND

          (a) This Statement is filed by Kevin B. Kimberlin ("Mr. Kimberlin").

          (b) The business address of Mr. Kimberlin is c/o Spencer Trask & Co., 535 Madison Avenue, New York, NY 10022.

          (c) Mr. Kimberlin's principal occupations are Chairman of the Board of Directors of Spencer Trask & Co. and a private investor.

          (d) Mr. Kimberlin has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) Mr. Kimberlin has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (f) Mr. Kimberlin is a United States citizen.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          As set forth in more detail below, the shares of Common Stock and warrants of the Company exercisable for shares of Common Stock reported herein are held directly by: Kevin Kimberlin Partners, L.P. ("KKP"), a Delaware limited partnership; Spencer Trask & Co. ("ST&Co."), a Delaware corporation; Spencer Trask Ventures, Inc. ("STVI"), a Delaware corporation; and Spencer Trask Private Equity Fund I LP ("Fund I"), a Delaware limited partnership. KKP, ST&Co., STVI and Fund I are sometimes collectively referred to herein as the "Spencer Trask Entities". Mr. Kimberlin is the general partner of KKP. Mr. Kimberlin is the sole stockholder and Chairman of the Board of Directors of ST&Co., and STVI is a wholly owned subsidiary of ST&Co. The general partner of Fund I is Trask Partners LLC, a Delaware limited liability company, which is wholly owned by ST&Co., and the manager of Fund I is ST Management LLC, a Delaware limited liability company that also is wholly owned by ST&Co. The source of funds for

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the purchase of securities by Fund I was the assets of Fund I, and the source of funds for the purchase of securities by each of the other Spencer Trask Entities was the working capital of each such Spencer Trask Entity.

          On January 1, 2006, Spencer Trask Specialty Group, LLC, a Delaware limited liability company of which Mr. Kimberlin is the principal owner and non-member manager ("STSG"), and KKP entered into a Securities Purchase Agreement (the "Agreement"), whereby STSG sold to KKP (a) 4,825,000 shares of Common Stock in exchange for the cancellation of $5,133,800 in indebtedness owed by STSG to KKP pursuant to that certain grid note of STSG, dated August 11, 1999 (the "Grid Note"), and (b) currently exercisable warrants to purchase up to 746,414 shares of Common Stock at an exercise price of $1.15 per share and expiring on March 28, 2009, in exchange for the cancellation of $128,756 in indebtedness owed by STSG to KKP pursuant to the Grid Note. By Amendment No. 1 to the Agreement, dated as of October 25, 2006 (the "Amendment"), STSG and KKP amended the Agreement to reduce the amount of securities STSG sold to KKP pursuant to the Agreement to (a) 4,385,500 shares of Common Stock in exchange for the cancellation of $4,666,172 in indebtedness owed by STSG to KKP pursuant to the Grid Note and (b) warrants to purchase up to 701,629 shares of Common Stock in exchange for the cancellation of $90,498.21 in indebtedness owed by STSG to KKP pursuant to the Grid Note. In addition, the Amendment provided for KKP to sell to STSG currently exercisable warrants to purchase up to 150,000 shares of Common Stock at an exercise price of $1.00 per share, expiring on August 9, 2008, and currently exercisable warrants to purchase up to 27,000 shares of Common Stock at an exercise price of $0.75 per share, expiring on May 31, 2010, for a purchase price of $30,532.40, which amount was netted against the aggregate amount of indebtedness owed by STSG pursuant to the Grid Note that was cancelled, as described above.

          In accordance with the Operating Agreement of STSG, on December 11, 2006, STSG distributed to one of its members, Spencer Trask Investment Partners, LLC, a Delaware limited liability company of which Mr. Kimberlin is the non-member manager ("STIP"): (a) 439,500 shares of Common Stock; (b) warrants to purchase up to 44,785 shares of Common Stock at an exercise price of $1.15 per share and expiring on March 28, 2009; (c) warrants to purchase up to 150,000 shares of Common Stock at an exercise price of $1.00 per share and expiring on August 9, 2008; and (d) warrants to purchase up to 27,000 shares of Common Stock at an exercise price of $0.75 per share and expiring on May 31, 2010.

          In accordance with the Operating Agreement of STIP, on December 11, 2006, STIP distributed to: (a) ST&Co., one of STIP's members, 150,000 shares of Common Stock; (b) William P. Dioguardi, an individual member of STIP, (i) 241,250 shares of Common Stock, (ii) warrants to purchase up to 37,321 shares of Common Stock at an exercise price of $1.15 per share and expiring on March 28, 2009, (iii) warrants to purchase up to 125,000 shares of Common Stock at an exercise price of $1.00 per share and expiring on August 9, 2008, and (iv) warrants to purchase up to 22,500 shares of Common Stock at an exercise price of $0.75 per share and expiring on May 31, 2010; and (c) Bruno Lerer, an individual member of STIP, (i) 48,250 shares of Common Stock, (ii) warrants to purchase up to 7,464 shares of Common Stock at an exercise price of $1.15 per share and expiring on March 28, 2009, (iii) warrants to purchase up to 25,000 shares of

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

Common Stock at an exercise price of $1.00 per share and expiring on August 9, 2008 and (iv) warrants to purchase up to 4,500 shares of Common Stock at an exercise price of $0.75 per share and expiring on May 31, 2010.

          As of the date of this Statement: (a) ST&Co. directly owns 150,000 shares of Common Stock and warrants to purchase up to 190,628 shares of Common Stock at an exercise price of $1.15 per share, expiring March 28, 2009; (b) STVI directly owns warrants to purchase up to 19,278 shares of Common Stock at an exercise price of $1.15, expiring March 28, 2009; (c) Fund I directly owns warrants to purchase up to 260,870 shares of Common Stock at an exercise price of $1.15, expiring March 28, 2009; and (d) KKP directly owns 4,385,500 shares of Common Stock and warrants to purchase up to 3,474,629 shares of Common Stock at the following exercise prices and with the following expiration dates:

NUMBER OF UNDERLYING SHARES     EXERCISE PRICE              EXPIRATION DATE
    701,629                     $1.15                       March 28, 2009
  2,350,000                     $1.00                       August 9, 2008
     50,000                     $0.75                       September 30, 2009
     50,000                     $0.75                       October 30, 2009
     50,000                     $0.75                       November 30, 2009
     50,000                     $0.75                       December 30, 2009
     50,000                     $0.75                       January 31, 2010
     50,000                     $0.75                       February 28, 2010
     50,000                     $0.75                       March 31, 2010
     50,000                     $0.75                       April 30, 2010
     23,000                     $0.75                       May 31, 2010

          By virtue of his ability to control the Spencer Trask Entities, Mr. Kimberlin is an indirect beneficial owner of all such securities.

ITEM 4.   PURPOSE OF TRANSACTION

          (a) All of the shares of Common Stock reported herein were acquired for investment purposes. Mr. Kimberlin retains the right, through his control of the Spencer Trask Entities, to change his investment intent from time to time, to, directly or indirectly, acquire additional shares of Common Stock, acquire other securities of the Company or sell or otherwise dispose of all or part of the Common Stock or other securities of the Company beneficially owned by him, directly or indirectly, in any manner permitted by law.

          Mr. Kimberlin presently has no plans or proposals that relate to or would result in any of the following:

          (b)  An  extraordinary  corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

          (d) Any change in the present Board of Directors or management of the Company;

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

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

          (h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j) Any action similar to any of those enumerated above.

          As part of the ongoing evaluation of his investments and investment alternatives, however, Mr. Kimberlin may consider effecting any of the foregoing transactions and, subject to applicable law, may, directly or indirectly, formulate a plan or plans with respect to such transactions and may, from time to time, hold discussions with or make proposals to management and/or the Board of Directors of the Company, other stockholders of the Company or third parties regarding such matters. Mr. Kimberlin will further amend the Schedule 13D if there is any material change in his plans with respect to the foregoing. Mr. Kimberlin may also, directly or indirectly, buy and/or sell securities of the Company consistent with his investment objectives.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) As of the date of this Statement, Mr. Kimberlin is a beneficial owner, for purposes of Section 13(d) of the Act, of 8,480,905 shares of Common Stock, which represents beneficial ownership of approximately 18.59% of the Common Stock. Specifically, Mr. Kimberlin may be deemed to beneficially own the 4,535,500 shares of Common Stock and the currently exercisable warrants to purchase up to 3,945,405 shares of Common Stock held by the Spencer Trask Entities in the aggregate. The percentage of shares of Common Stock reported beneficially owned by the Reporting Person is based upon 41,666,819 shares of Common Stock outstanding, which is the total number of shares of Common Stock reported by the Company as outstanding as of September 30, 2006 in its Form 10-QSB filed with the Securities and Exchange Commission (the "Commission") on November 6, 2006. Beneficial ownership has been determined in accordance with the rules of the Commission.

          (b) Mr. Kimberlin indirectly has the sole power to vote or direct the vote of and dispose or direct the disposition of all shares of Common Stock that may be deemed to be beneficially owned by him.

          (c) See Item 3, which is incorporated herein by reference.

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

          (d) With respect to the securities held by Fund I, the investors of Fund I have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities. With respect to the securities held by each of the other Spencer Trask Entities, no person other than Mr. Kimberlin (indirectly) and such other Spencer Trask Entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

          (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          See the description of the Securities Purchase Agreement and Amendment No. 1 to the Securities Purchase Agreement in Item 3 above, which is incorporated herein by reference.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

          The Securities Purchase Agreement between STSG and KKP, dated as of January 1, 2006, is filed hereto as Exhibit 7.5.

          Amendment No.1 to the Securities Purchase Agreement, dated as of October 25, 2006, is filed hereto as Exhibit 7.6.


                            [SIGNATURE PAGE FOLLOWS]

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                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 21, 2007

                                KEVIN B. KIMBERLIN

                                /s/ Kevin B. Kimberlin
                                -------------------------------
                                Kevin B. Kimberlin

                                       8
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                                  EXHIBIT INDEX

7.5 The Securities Purchase Agreement between STSG and KKP, dated as of January 1, 2006.

7.6 Amendment No.1 to the Securities Purchase Agreement, dated as of October 25, 2006.